SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Convocation of Annual General Shareholders’ Meeting

for the Fiscal Year 2004

On February 3, 2005, the board of directors of Kookmin Bank approved and ratified to convene the annual general shareholders’ meeting for the fiscal year 2004 as follows:

■	Date and Time	March 18, 2005, 10 A.M.

■	Venue	Kookmin Bank Auditorium, 4th floor, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul, Korea 150-758

■	Agenda

1)	Approval of non-consolidated financial statements (Balance sheet, Income statement and Retained earnings statement) for the fiscal year 2004

2)	Appointment of directors

3)	Appointment of a candidate for the member of the Audit Committee, who is not a non-executive director

4)	Appointment of candidates for the members of the Audit Committee, who are non-executive directors

5)	Approval of previously granted stock options

The shareholders may exercise their voting rights in writing without attending the meeting in person.

Partial Disposition of Treasury Stock

On February 3, 2005, the board of directors of Kookmin Bank approved and ratified partial disposition of treasury stocks for the purpose of contribution to the Employee Stock Ownership Association (ESOA) of Kookmin Bank. Kookmin Bank had purchased 3,000,000 shares for the Employee Stock Ownership Plan (ESOP) in 2002. The disposition details are as follows:

1	Amount of disposition: 2,000,000 shares

2	Price of disposition: The stock will be contributed to ESOA account without consideration

3	Disposition method: After-hour trading transaction (The stock shall be transferred to the registered ESOA account)

4	Disposition period: From February 7, 2005 to May 6, 2005

Kookmin Bank’s 2004 Operating Results

On February 3, 2005, the board of directors of Kookmin Bank has approved and ratified the non-consolidated financial statements prepared in accordance with Korean GAAP for the fiscal year 2004. After the board of directors’ meeting, Kookmin Bank held an earnings conference and released its operating results. The followings are the key figures released during the conference, and a full version of presentation material is available at Kookmin Bank website(www.kbstar.com).

The figures in this section are taken from unaudited non-consolidated financial statements. They are subject to change in the course of the audit process by our independent auditor.

On September 30, 2003, Kookmin Bank merged with one of its major subsidiaries, Kookmin Credit Card Co. Under Korean GAAP, the merger was deemed as a transaction between the entities under common control, and therefore Kookmin Bank recognized the assets and liabilities transferred at their carrying amounts in the accounts of Kookmin Credit Card Co. at the date of transfer.

However, for the purpose of comparison, we have presented, hereunder, the pro-forma figures for the fiscal year 2003, which have been derived from pro-forma financial statements, which present simple arithmetic summation of the two entities’ past earnings and financial conditions, excluding inter-transaction as if the merger had been completed in December 31, 2002. These pro forma figures have not been audited by our independent auditor. Accordingly, Kookmin Bank does not represent that these pro forma figures conform to, or were generated in accordance with, any existing generally accepted accounting standards or policies.

1. Financial Highlights

1.1 Balance sheet figures

(tn. Won)	As of the date indicated
	December 31, 2004	December 31, 2003	% Change (YoY)
Total Assets	179.7	184.1	Δ	2.4%
Loans in Won	122.7	123.7	Δ	0.8%

Total Liabilities	170.6	175.7	Δ	2.9%
Deposits in Won	129.1	134.4	Δ	3.9%

Total Stockholders’ Equity	9.1	8.4		8.3%

1.2 Operating results

<Important note>

Accounting policy with respect to the gain or loss on the sale of loans was changed in 2004. However, in the presentation, we did not reflect the policy change in order to ease the reader’s comparative analysis.

(bn. Won)	For the years ended December 31
	2004	2003		% Change (YoY)
Operating Income	763.4	Δ	1,175.0		n.a.
Operating Income before Provisioning	5,381.5		5,528.9	Δ	2.7%
Non-operating Income	135.1		200.5	Δ	32.6%

Net Income	555.2	Δ	640.6		n.a.

The official figures, reflecting the policy change, in the income statement of Kookmin Bank for the fiscal year 2004 approved by the board of directors on February 3, 2005 are as follows:

(* Subject to approval at the annual general shareholders’ meeting on March 18, 2005)

(bn. Won)	For the years ended December 31
	2004	2003
Operating Revenue	20,879.9		15,570.6
Operating Income	2,089.2		2,485.9
Ordinary Income	898.6	Δ	1,386.8

Net Income	555.2	Δ	930.4

2. Key Financial Indicators

■	NIS 3.69%

■	NIM 3.62%

■	ROA 0.30%

■	ROE 6.21%

3. Asset Quality

(bn Won)	As of the date indicated
	December 31, 2004	December 31, 2003	% Change (YoY)
Total Loans for NPL Mgmt.	136,317.8	140,768.6	Δ	3.2%
Allowance for Loan Losses	3,150.1	3,712.3	Δ	15.1%
Substandard & Below Ratio	2.64%	3.59%	Δ	0.95	%p
Coverage Ratio	87.6%	73.5%		14.1	%p
Delinquency Ratio[1]	2.67%	3.22%	Δ	0.55	%p

[1]	FSS Standard

Cash Dividend Declaration

On February 3, 2005, the board of directors of Kookmin Bank passed a resolution on cash dividend, amounting to 11.00% of par value (KRW 5,000) per share to shareholders for the fiscal year 2004. This payout equals to KRW 550 per share and accordingly the total amount of dividend to be paid is approximately KRW 168,574 million. However, this dividend resolution passed by the board is subject to approval at the forthcoming annual general shareholders’ meeting scheduled on March 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 3, 2005	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer